Jens Christensen, CFO Stream Communications +48-22-842-7666	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

For Immediate Release

Stream Reports 2007 Nine Month Results

WARSAW, Poland, November 21, 2007 - Stream Communications Network & Media Inc. (OTCBB: SCNWF & FSE: TPJ) ("Stream"), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced unaudited results for the nine month period ended September 30, 2007.1

[HFC: Hybrid fibre coaxial cable network; A-Lan: Apartment Local area network or Ethernet]

Stream CEO Jan Rynkiewicz stated, "During the first nine months of 2007 we continued grow subscriber revenues and revenue generating units by increasing premium cable and Internet subscribers. We invested in system upgrades to increase the bi-directionality of our networks, thereby increasing the range of cable, internet and voice services that we can offer to customers. As a result, we have begun to roll out telephony service in selected regions.

Mr. Rynkiewicz continued, "Gaining full ownership of the ASK network also allows us to gain further operating efficiencies and reduce costs. Subsequent to the quarter we continued to find efficiencies to reduce overhead costs such as merging Stream Poland with its subsidiary Gimsat, while we finalize the bond financing and seek additional equity investment to grow the company as we believe it has the potential to do."

________

1 Unless otherwise stated, all dollar figures announced in this press release are expressed in Canadian dollars.

Nine Month Results

Revenue increased in the nine month period to $5,640,847 from $4,765,816, an 18% increase over the prior year period. The Company increased the number of revenue generating units [RGUs] by 4.9% by aggressively marketing internet HFC services more than doubling the number of HFC RGU's. The company did also focused on upselling cable services to existing subscribers to more expensive premium packages.

Additionally, during the period, the company increased the rates for all services. This took place in February (Internet services) and March (Cable TV services).

Operating expenses increased by 6.6% in the first nine months of 2007 as the result of three factors: 1) increased subscribers 2) inflation 3) reclassification of expense items between 2006 and 2007 results.

Adjusted EBITDA, calculated in the table below, increased to $280,355 from $66,640. As a percentage of nine month revenues, adjusted EBITDA improved to 5% from 1.5%.

Net Loss for the period decreased to $963,345 from $2,268,193.

Balance Sheet

At September 30, 2007, the company's working capital deficiency was $1,665,509, compared to working capital at December 31, 2006 of negative $1,787,498.

To finance operations and investments in property, plant and equipment, the company in the course of the first nine months of 2007 made a number of private placements, raising a total of $1,191,028 through the issuance of 10,200,000 shares and an equivalent amount of warrants, each worth one half share, for a total of 5,100,000 additional shares.

Developments During the Period

Network Integration

In 2007 Stream was focused mainly on the integration of its various systems into larger clusters in preparation of the roll-out of telephony and digital television.

During the first nine months of 2007 two large Internet networks were created: about 35,000 homes passed [HP's] in Silesia and approximately 18,000 HPs in Czestochowa. By the end of November both networks will be connected by a 300 megabyte/second pipe, and the whole system will be managed from one operational center in Katowice.

In various points of this system the Company has access to networks owned by major Polish Internet operators such as Exatel, GTS Energis and ATM which allows us to buy Internet access and telephony traffic access at very competitive prices, while improving the reliability of service. In February 2007 with this technology access, the Company improved its Internet service offering to most customers by doubling their nominal speeds while maintaining the monthly rates. As a result, the number of Internet subscribers in our hybrid fiber coaxial networks grew by 69% from 2,516 to 4,250. As of September 30, 2007, the total number of Internet subscribers including local area network subscribers exceeds 7,000.

Network Upgrades

In the process of modernization of the Czestochowa system, we have managed to eliminate several smaller headends and now have one headend supplying television signal to approximately 18,000 HP's. In 2008 the Company is planning to invest in capital improvements for the whole 35,000 HP Silesia system from this one location.

The number of basic cable TV subscribers grew during the nine month period ending September 30, 2007 from 33, 111 to 34,252, and the total number of cable customers grew from 58,673 to 59,668.

During the first 9 months of 2007 the Company constructed approximately 1,300 HPs and modernized approximately 1,800 sites for 2-way transmission, enabling Internet and telephony service delivery. At the end of September approximately 48% of Stream's networks have been modernized to be bidirectional.

Telephony Services Rollout

In the first half of 2007 the company selected the IQCST platform for our telephony services. Platform tests were conducted during the summer, and sales began in September, initially in the Katowice area only. Today the service is available to customers in the Silesia region, by the end of November the Company will begin to offer service in the Czestochowa region as well. The Company is also in the final stages of negotiating an agreement with TPSA, the main Polish telecom provider regarding the portability of numbers.

Acquisitions

In October the Company acquired the remaining 40% of shares in the local area network [LAN] operator ASK in which it was previously a majority shareholder with a 60% position. With 100% Stream ownership, the Company has improved its ability to manage the business, which is being assimilated into Stream to reduce costs.

SUBSEQUENT EVENTS:

In order to simplify Stream Poland's corporate structure while reducing management overhead and unnecessary filing requirements, on November 14, Stream Communications Sp. z o.o. [Stream Poland] merged with its subsidiary, Gimsat. As of that date, Gimsat ceased to exist, eliminating the costs to Stream of maintaining its corporate structure. No cost was incurred with the merger.

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland. Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

- Financial Tables to Follow -

Stream Communications Network & Media Inc.

Consolidated statement of operations and deficit

(Expressed in Canadian Dollars)

	For the nine months ended September 30, 2007	For the nine months ended September 30, 2006
Revenues	**5,640,847**	**4,765,816**
Operating expenses		
Programming and system lease	2,213,382	1,160,605
Amortization	1,162,989	1,420,992
Payroll and related	1,595,400	1,988,964
Management and professional fees	511,459	177,434
Office expenses	291,004	824,586
Travel and entertainment	314,436	200,612
Occupancy costs	223,056	211,412
Stock-based compensation	-	-
Investor relations	70,544	42,219
Advertising and marketing	141,211	93,344
	6,523,481	6,120,168
Restructuring expenses	-	209,523
Disposal of assets loss (gain)	22,741	-
Foreign exchange loss (gain)	(395,235)	(115,080)
	(372,494)	94,443
Loss from operations	(510,140)	(1,448,795)
Financial and other items		
Standby guarantee	-	798,289
Recovery of IPO expenses	-	-
Financing (income) expense	169,352	(106,627)
Interest (income) expense	238,327	216,672
Other (income) expense	(59,184)	-
Loss before income taxes	(858,635)	(2,357,129)
Income taxes	87,200	(167,576)
Loss before non-controlling interest	(945,835)	(2,189,553)
Non controlling interest	17,510	78,640
Net profit (loss) for the period	(963,345)	(2,268,193)
Deficit, beginning of year	(46,886,979)	(42,401,086)
Deficit, end of year	**(47,850,324)**	**(44,669,279)**
Basic and diluted loss per share	(0.01)	(0.03)
Basic and diluted weighted average number of common shares	79,382,887	65,591,986

Stream Communications Network & Media Inc

Consolidated balance sheet

(Expressed in Canadian Dollars)	September 30, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	754954.00	764544.00
Short-term investments	27104.00	27921.00
Accounts receivable, net	921078.00	271282.00
GST and VAT receivables	40425.00	125946.00
Prepaid expenses and other assets	350211.00	125702.00
Future income tax assets	23210.00	24837.00
	2116981.00	1340232.00
Property, plant and equipment, net	11307249.00	11741717.00
Cable TV subscriber base, Net	982514.00	1281108.00
Other intangible assets, Net	81562.00	78992.00
Non-current advances	168262.00	180058.00
	14656568.00	**14622107.00**
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2439259.00	2607720.00
Deferred revenue	611946.00	2792.00
Future income tax liabilities	-	-
Bank, leasing and other financing	475652.00	517218.00
	3526857.00	3127730.00
Bank, leasing and other financing	4872430.00	5239352.00
	8399287.00	8367082.00
Non-controlling interest	839377.00	985922.00
Shareholders' equity		
Common shares	44950937.00	43941186.00
Contributed surplus	3110060.00	3110060.00
Private placement subscriptions	-	-
Warrants	4006925.00	3825648.00
Cumulative translation account	1200307.00	1279188.00
Accumulated deficit	(47850324.00)	(46886979.00)
	5,417,904	**5,269,103**
	14,656,568	**14,622,107**